ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 02, 2025	Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

Ms. Megan Miller

Mr. Marc Cowan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calamos Investment Trust (the “Trust”) (File Nos. 333-19228 and 811-05443)

Dear Ms. Miller and Mr. Cowan:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided by the Staff via telephone on June 11, 2025 and June 25, 2025 regarding the initial registration statement (the “Registration Statement”) filed on Form N-14 on May 28, 2025 relating to the proposed reorganization of Calamos Dividend Growth Fund (the “Acquired Fund”) into Calamos Growth and Income Fund (the “Acquiring Fund”), each a series of the Trust (the “Reorganization”). The Staff’s comments are restated below, and each is followed by the Acquiring Fund’s response. Any disclosure changes described in the below responses will be reflected, to the extent applicable, in the definitive filing of the prospectus/proxy statement and related statement of additional information, as applicable. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

A.	Accounting Comments

1.	Comment. Please confirm that the information presented in the fee tables and related examples is current and in accordance with Form N-14.

Response. The Registrant confirms that, with the exception of the changes noted in response to Comment 2 below, the information presented in the fee tables and related examples is current and in accordance with Form N-14 by reference to Form N-1A. The Registrant further confirms that there have been no changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table.

2.	Comment. Please confirm the fee table and related examples for Class C shares of the Funds.

Response. The Registrant has revised the amount of “Other Expenses” with respect to Class C shares in the “Growth and Income (Pro Forma)” column from 0.14% to 0.12%. The Registrant confirms the remaining items in the fee table and related examples for Class C shares of the Funds are correct.

Securities and Exchange Commission	- 2 -	July 02, 2025

3.	Comment. Please confirm that the capitalization table shows the Funds’ existing capitalization in accordance with Form N-14.

Response. The Registrant confirms that there have been no significant changes in the capitalization of the Funds since March 31, 2025 that would materially affect the information disclosed in the capitalization table.

4.	Comment. Please include financial highlights for both the Target Fund and the Acquiring Fund.

Response. The Registrant confirms it will include the financial highlights of both the Target Fund and the Acquiring Fund.

B.	Disclosure Comments

5.	Comment. In the letter to shareholders and accompanying proxy/prospectus statement, the Staff noted references to “proposal” and “proposals,” please reconcile.

Response. The requested change has been made.

6.	Comment. As all of the Trustees of the Trust approved the Reorganization as set forth in the Plan, consider revising statements throughout the Registration Statement to note the Board unanimously recommends that shareholders vote “for” the proposal.

Response. The requested change has been made.

7.	Comment. Please remove the following statement or revise to remove the qualification.

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this combined prospectus/proxy statement (“Prospectus/Proxy Statement”), the Prospectuses and Statements of Additional Information relating to the Funds, the form of the Plan (as defined below), which are attached to this Prospectus/Proxy Statement as Exhibit A, and the additional information regarding the Acquired Fund attached as Exhibit B.

Response.	The Registrant has revised the referenced disclosure to state as follows:

You should read this entire combined prospectus/proxy statement (“Prospectus/Proxy Statement”) carefully. For additional information, you should consult the form of the Plan (as defined below), which is attached to this Prospectus/Proxy Statement as Exhibit A, and the additional information regarding the Acquired Fund attached as Exhibit B.

Securities and Exchange Commission	- 3 -	July 02, 2025

8.	Comment. Consider revising the following statement with respect to each Fund’s net assets for greater clarity.

As of March 31, 2025, Dividend Growth’s net assets were approximately $20 million and Growth and Income’s net assets were approximately $2,700 million.

Response. The Registrant has revised the referenced disclosure to state as follows:

The total net assets of Dividend Growth and Growth and Income as of March 31, 2025, were approximately $20 million and approximately $2.7 billion, respectively.

9.	Comment. If the Target Fund will undergo a repositioning in anticipation of the Reorganization, please disclose in the summary the amount of the Target Fund’s portfolios that will be repositioning in dollars and as a percentage of the Target Fund’s net assets. In addition, please disclose any related tax impact resulting from the repositioning (e.g., taxable gains distributed).

Response. The Registrant has added the following disclosure to the summary.

If the Reorganization proposal is approved by shareholders, it is anticipated that approximately 23% of the Target Fund's holdings will be aligned or sold and the proceeds invested in securities that the Acquiring Fund wishes to hold. The Target Portfolio will bear its own transaction costs related to the Reorganization, which typically include, but are not limited to, trade commissions, related fees and taxes, and any foreign exchange spread costs, where applicable. The Adviser currently estimates such transaction costs to be $17,149.10 of the Target Fund's net assets (0.085%). Any such sales may result in a taxable distribution of gains to shareholders.

10.	Comment. In the summary, provide a “yes” or “no” answer in addition to the response to the question stating “[w]ill I be able to purchase, exchange and redeem shares and receive distributions in the same way?”

Response. The requested change has been made.

11.	Comment. In the section of the prospectus/proxy comparing the Funds’ principal risks, please include a narrative discussion comparing the principal risks.

Response. The Registrant has added the following disclosure.

While there are some similarities in the risk profiles of the Funds, there are also some differences of which you should be aware. Each Fund’s principal risks include Equity Securities Risk, Foreign Securities Risk, Liquidity Risk, Options Risk, Portfolio Selection Risk, Rule 144A Securities Risk, Sector Risk, Securities Lending Risk and Tax Risk. However, the Acquiring Fund is also subject to American Depositary Receipts Risk, Convertible Securities Risk, Debt Securities Risk, Interest Rate Risk, Credit Risk, Default Risk, Forward Foreign Currency Contract, Growth Stock Risk, High Yield Risk, Small and Mid-Sized Company Risk and Synthetic Convertible Instruments Risk, which are not principal risks of investing in the Target Fund. In addition, the principal risks of investing in the Target Fund include Futures and Forward Contracts, MLP Risk, MLP Tax Risk, MLP Liquidity Risk, Equity Securities of MLPs Risk and RIC Qualification Risk, which are not principal risks of investing in the Acquiring Fund.

Securities and Exchange Commission	- 4 -	July 02, 2025

12.	Comment. Please include disclosure in the section comparing the Funds’ fees and expenses explaining the application of the Growth and Income’s break point management fee schedule resulting in an effective management fee rate of 0.68%. Please also include such disclosure under the section titled “[w]hat will the advisory fees be after the Reorganization? – Growth and Income”

Response. The Registrant has added the following disclosure.

Based on Growth and Income’s net assets as of October 31, 2024, this fee schedule results in an effective management fee of 0.68% of Growth and Income’s average daily net assets.

13.	Comment. Please confirm that the disclosure under the section titled “[i]nformation about the Reorganization” reflects all material factors considered by the Board or revise as appropriate.

Response. The Registrant confirms that that the referenced disclosure reflects all material factors considered by the Board.

14.	Comment. Please footnote the capitalization table to explain the adjustments.

Response. The Registrant has added the following disclosure as a footnote to the capitalization table.

The adjustment to the pro forma shares outstanding number represents a decrease in shares outstanding of Growth and Income to reflect the exchange of shares of Dividend Growth.

15.	Comment. Please revise the paragraph under the section titled “[i]nformation Concerning the Meeting and Voting Requirements” to reflect that because there are only non-routine matters subject to a shareholder vote at the Meeting, broker non-votes will not be counted for quorum and shall not be counted for purposes of adjourning a meeting (i.e., if a beneficial owner of shares does not provide instructions, the broker is not permitted to provide a proxy to vote with respect to such shares).

Response. The Registrant has revised the referenced disclosure to state as follows:

If a shareholder abstains from voting as to any matter, then the shares represented by such abstention will be treated as shares that are present at the Meeting for purposes of determining the existence of a quorum. Abstentions, if any, will have the effect of a vote against the Reorganization proposal. Because the Reorganization proposal is non-routine, there are not expected to be any “broker non-votes” at the Meeting. Broker non-votes” are shares held by brokers or nominees, typically in “street name”, as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter.

Securities and Exchange Commission	- 5 -	July 02, 2025

16.	Comment. Please disclose the material terms of the contract with EQ Fund Solutions pursuant to Item 7(a) of Form N-14 in reference to Item 4 of Schedule 14A.

Response. The Registrant has added the following disclosure.

EQ Fund Solutions, LLC has been engaged as the Funds’ proxy solicitor. EQ Fund Solutions, LLC, may make proxy solicitations and will receive compensation for seeking shareholder votes and answering shareholder questions in an amount estimated to be $32,000 with respect to the proposal covered by this Prospectus/Proxy Statement.

17.	Comment. In the Statement of Additional information, please include a hyperlink to the Form N-CSR filing incorporated by reference in the Registration statement.

Response. The requested change has been made.

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols, Esq.

cc:

John P. Calamos, Sr.

Erik D. Ojala, Esq.

J. Christopher Jackson, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

Daniel R. Wells, Esq., Ropes & Gray LLP